

Andrew J Quick, CPA

KY License 13544

May 31, 2024

To Dot Conner, LLC Management:

We have reviewed the accompanying financial statements of Dot Conner, LLC, which comprise the balance sheet, income statement, statement of cash flows, and statement of changes in equity, as of December 31, 2022 and 2023. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrew Quick

Andrew J Quick, CPA

Balance Sheet

As of December 31, 2022 and 2023

Prepared By: **Dot Conner, LLC**

ASSETS

Current Assets

Cash

Accounts Receivable

Other current assets

Total Current Assets $		-

Fixed Assets

Equipment

Other

Total Fixed Assets $		-
(Less Accumulated Depreciation) $		-
Total Assets $		-

LIABILITIES & EQUITY

Liabilities

Current Liabilities

Accounts Payable	-
Other current liabilities	-

Long-term liabilities

Notes Payable	-
Interest Payable	-
Total Liabilities $	-

Equity

Stockholder's Equity	-
Net Income	-
Total Equity $	-

Income Statement

As of December 31, 2022 and 2023

Prepared By:	Dot Conner, LLC
Net Sales	-
Cost of sales	-
Gross Profit $	**-**
Selling and operating expenses	-
General and administrative expenses	-
Total Operating Expenses $	**-**
Operating Income $	**-**
Other Income	-
Interest expense	-
Income before taxes $	**-**
Income tax expense	-
Net Income $	**-**

Statement of Cash Flows

As of December 31, 2022 and 2023

Prepared By:	Dot Conner, LLC
Net Income	-
(Increase) decrease in operating working capital	-
Cash flow from operating activities $	**-**
Capital Expenditures	-
Cash flows from investing activities $	**-**
Increase (decrease) in LT debt	-
Dividends	-
Issuance of equity	-
Cash flows from financing activities $	**-**
Net increase (decrease) in cash	**-**
Beginning Cash	-
Ending Cash	-

Statement of Changes in Equity

As of December 31, 2022 and 2023

Prepared By:	**Dot Conner, LLC**

Capital

Balance at beginning of period	-
Increase (decrease) to capital	-
Balance at end of period	-

Retained earnings

Balance at beginning of period	-
Net income (loss) for the period	-
Dividends	-
Balance at end of period	-

Total Equity	**-**

DOT CONNER, LLC NOTES TO THE FINANCIAL STATEMENTS

Applicable to 2022 and 2023 Financials

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Dot Conner, LLC, created in October 2022, is a creative brand focused on producing Christian kids' film and television content. We are currently a start-up company running a crowdfunding campaign for our feature film, Dot Conner: Webtective, the Movie, a fun, hilarious mystery adventure with an inspiring message of faith at its core.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BALANCE SHEET

The balance sheet was the only financial statement prepared, as it summarizes that there has been zero financial activity for the start-up company since inception. The company is currently comprised of zero assets, liabilities, or equity.

INCOME STATEMENT

Since inception, there has been no income, expenses, or profit. As no income has been generated, there is no income for which a tax return would be filed.

STATEMENT OF CASH FLOWS

Since inception, there have been no cash transactions or balances.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

Since inception, the company has had no capital, debt, or equity.